Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy and log-on using the below control number. CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and * SPECIMEN * return it in the envelope we have provided. 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE BY FAX Mark, sign and date your proxy card and fax it to 646-536-3179. VOTE BY EMAIL Mark, sign and date your proxy card and send it to vote@vstocktransfer.com. VOTE IN PERSON If you would like to vote in person, please attend the Annual Meeting to be held at Room 1902, King Long International Mansion, 9 Fulin Road, Beijing, China on April 5, 2021, at 9:00 a.m., Beijing Time. Please Vote, Sign, Date and Return in the Enclosed Envelope. All votes must be received by 11:59 P.M. EST, April 1, 2021 Annual Meeting Proxy Card - Recon Technology, Ltd DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES AND A VOTE "FOR" PROPOSALS 2, 3, 4, 5 AND 6. (1) To elect two Class II members of the Board, to serve a term expiring at the Annual Meeting following the fiscal year ending June 30, 2023 or until their successors are duly elected and qualified; (i) Jijun Hu (ii) Nelson N.S. Wong FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN (2) To ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2021; FOR AGAINST ABSTAIN (3) To approve a special resolution that the authorized share capital of the Company be amended from US$1,850,000 divided into 20,000,000 ordinary shares of a nominal or par value of US$0.0925 each (“Ordinary Shares”), to US$15,725,000 divided into 150,000,000 Class A ordinary shares of a nominal or par value of US$0.0925 each (“Class A Ordinary Shares”) and 20,000,000 Class B ordinary shares of a nominal or par value of US$0.0925 each (“Class B Ordinary Shares”) (the “Amendment to the Authorized Share Capital”), by (i) the conversion into stock of each issued and outstanding Ordinary Share and their immediate reconversion into a Class A Ordinary Share; (ii) the re-designation of each authorized and unissued Ordinary Share as a Class A Ordinary Share; (iii) the creation of additional 130,000,000 Class A Ordinary Shares; and (iv) the creation of 20,000,000 Class B Ordinary Shares; FOR AGAINST ABSTAIN (4) To approve a special resolution that the Third Amended and Restated Memorandum and Articles of Association of the Company annexed hereto as Annex A which incorporate amendments including but not limited to Amendment to the Authorized Share Capital, be and hereby are, approved and adopted with immediate effect in substitution for the Second Amended and Restated Memorandum and Articles of Association of the Company; FOR AGAINST ABSTAIN (5) To approve an ordinary resolution that the 2021 Equity Incentive Plan annexed hereto as Annex B is hereby approved and adopted. FOR AGAINST ABSTAIN (6) To transact any other business as may properly come before the meeting in accordance with Article 47 of the Company’s Second Amended and Restated Articles of Association. FOR AGAINST ABSTAIN Date Signature Signature, if held jointly ___________________________________ _____________________________________________________________ _____________________________________________________________ To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

RECON TECHNOLOGY, LTD Annual Meeting of Shareholders April 5, 2021 RECON TECHNOLOGY, LTD THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned, revoking all prior proxies, hereby appoints each of Mr. Shenping Yin, Ms. Jia Liu or ___________, with full power of substitution, as proxy to represent and vote all ordinary shares, of Recon Technology, Ltd (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on April 5, 2021 at 9:00 a.m. Beijing Time at Room 1902, King Long International Mansion, 9 Fulin Road, Beijing, China, upon matters set forth in the Notice of Annual Meeting of Shareholders, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting. This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR the listed nominees, FOR the ratification of Friedman LLP, FOR the approval of a special resolution to amend the authorized share capital, FOR the approval of a special resolution to adopt the Third Amended and Restated Memorandum and Articles of Association, FOR the approval of an ordinary resolution to adopt the 2021 Equity Incentive Plan and, and FOR to transact any other business as may properly come before the meeting in accordance with Article 47 of the Company’s Second Amended and Restated Articles of Association. Please check here if you plan to attend the Annual Meeting of Shareholders on April 5, 2021 at 9:00 am. Beijing Time. (Continued and to be signed on Reverse Side)